                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934

                                   SYLVAN INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    871371100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Wynnefield Partners Small Cap Value, L.P.
                               450 Seventh Avenue
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                                 (212) 760-0134
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copies to:

                            Jeffrey S. Tullman, Esq.
                                 Kane Kessler PC
                                 1350 6th Avenue
                            New York, New York 10019
                                 (212) 541-6222

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200

                                 March 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 2 of 17 Pages
----------------------                                    ----------------------


-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Partners Small Cap Value, L.P.
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                  (a) [X]
                                                                                                              (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              382,897
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               382,897
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         382,897
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                  [ ]
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 3 of 17 Pages
----------------------                                    ----------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Small Cap Value Offshore Fund, Ltd.
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) [X]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              178,686
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               178,686
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         178,686
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 4 of 17 Pages
----------------------                                    ----------------------


-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Small Cap Value L.P. I
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) [X]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              507,303
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               507,303
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         507,303
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                 [ ]
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 5 of 17 Pages
----------------------                                    ----------------------


-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital Management, LLC
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) [X]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              890,200
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               890,200
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         890,200
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.3%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 6 of 17 Pages
----------------------                                    ----------------------


-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital, Inc.
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) [X]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              178,686
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               178,686
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         178,686
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 7 of 17 Pages
----------------------                                    ----------------------


-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nelson Obus
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) [X]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              12,000
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 1,068,886
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               12,000
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               1,068,886
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,080,886
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 8 of 17 Pages
----------------------                                    ----------------------


-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joshua Landes
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) [X]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 1,068,886
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               1,068,886
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,068,886
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.8%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 9 of 17 Pages
----------------------                                    ----------------------


-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steel Partners II, L.P.
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) [X]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              537,772
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               537,772
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         537,772
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 10 of 17 Pages
----------------------                                    ----------------------


-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warren G. Lichtenstein
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) [X]
                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              537,772
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               537,772
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         537,772
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 11 of 17 Pages
----------------------                                    ----------------------

     The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield Partners") and its affiliates with the Securities and Exchange Commission on May 7, 1999. This Amendment No. 4 amends and restates such Schedule 13D in its entirety and is the initial filing of the other Reporting Persons named herein with Wynnefield Partners and its affiliates.

     This Statement is being filed to report a change in the Reporting Persons' investment intent and the formation of a group for the purpose of acquiring, holding, voting or disposing of securities of the Issuer as described in Item 4 below.

Item 1. Security and Issuer.

     This Statement relates to shares of the Common Stock, $0.001 par value per share (the "Shares"), of Sylvan Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 333 Main Street, Saxonburg, Pennsylvania 16056-0249.

Item 2. Identity and Background.

     (a)-(c) This Statement is filed jointly by Wynnefield Partners, Wynnefield Small Cap Value Offshore Fund, Ltd. ("Wynnefield Offshore"), Wynnefield Small Cap Value L.P. I ("Wynnefield Partners I"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus, Joshua Landes, Steel Partners II, L.P. ("Steel Partners II") and Warren G. Lichtenstein. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

     Wynnefield Partners and Wynnefield Partners I are private investment funds organized as limited partnerships under the laws of the State of Delaware. WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I. Wynnefield Offshore is a private investment company organized under the laws of the Cayman Islands. WCI, a Delaware corporation, is the investment manager of Wynnefield Offshore. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI. Wynnefield Partners, Wynnefield Offshore, Wynnefield Partners I, WCM, WCI, Mr. Obus and Mr. Landes are sometimes referred to collectively as the "Wynnefield Group."

     The business address of each member of the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

     Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary. The principal business of Steel Partners II is investing in the securities of small cap companies. The principal occupation of Mr. Lichtenstein is

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 12 of 17 Pages
----------------------                                    ----------------------


investing in the securities of small cap companies. Steel Partners II and Mr. Lichtenstein are sometimes referred to collectively as the "Steel Group."

     The business address of each member of the Steel Group is 150 East 52nd Street, 21st Floor, New York, New York 10022.

     (d)-(e) During the last five years, none of the Reporting Persons has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Messrs. Obus, Landes and Lichtenstein are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Each of the Reporting Persons who directly holds Shares purchased such Shares from the separate working capital of such entities, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom. The approximate amount of consideration used to purchase such Shares is as follows:

Name                                Number of Shares    Consideration Paid
----                                ----------------    ------------------
Wynnefield Partners                 382,897             $4,079,098

Wynnefield Offshore                 178,686             $5,662,145

Wynnefield Partners I               507,303             $2,053,744

Steel Partners II                   537,772             $6,665,799

     Additionally, Mr. Obus holds options to acquire 12,000 Shares which were granted to him by the Issuer in connection with his service as a director of the Issuer.

Item 4. Purpose of Transaction.

     Mr. Obus has been a member of the Board of Directors of the Issuer since 2000 and, in that capacity, has held discussions with the Issuer and intends to have further discussions with the Issuer about the Issuer's business, its corporate governance policies and ways to enhance stockholder value.

     The Reporting Persons intend to urge the Issuer's management to aggressively consider certain strategic options for enhancing stockholder value, including a financial

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 13 of 17 Pages
----------------------                                    ----------------------


restructuring or other similar transactions. The Reporting Persons also intend to seek greater representation on the Issuer's Board of Directors. In this regard, the Reporting Persons may enter into discussions with the Issuer in an effort to seek to have one or more of their designated nominees appointed to the Board of Directors of the Issuer. Mr. Lichtenstein has agreed to be one of these nominees. In the event the Reporting Persons are unable to cause the Issuer to nominate directors acceptable to the Reporting Persons and agree to certain related stipulations, the Reporting Persons reserve the right to take such further action as they deem appropriate. The Reporting Persons shall take all such actions in a manner consistent with Mr. Obus' fiduciary obligations as a member of the Issuer's Board of Directors. The Reporting Persons also reserve the right to change their intentions with respect to all matters referred to in this Item 4.

     Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) The following table sets forth certain information with respect to the Shares beneficially owned directly by the Reporting Persons.

------------------------------------- ----------------------------------- -----------------------------------
Name                                  Number of Shares                    Approximate Percentage of
                                                                          Outstanding Shares
------------------------------------- ----------------------------------- -----------------------------------
Wynnefield Partners(1)                382,897                             7.5%
------------------------------------- ----------------------------------- -----------------------------------
Wynnefield Offshore(2)                178,686                             3.5%
------------------------------------- ----------------------------------- -----------------------------------
Wynnefield Partners I(3)              507,303                             9.9%
------------------------------------- ----------------------------------- -----------------------------------
Nelson Obus                           12,000(4)                           (less than one percent)
------------------------------------- ----------------------------------- -----------------------------------
Steel Partners II(5)                  537,772                             10.5%
------------------------------------- ----------------------------------- -----------------------------------
Total                                 1,618,658                           31.5%
------------------------------------- ----------------------------------- -----------------------------------

(1) WCM, Mr. Obus and Mr. Landes have an indirect beneficial interest in these Shares.

(2) WCI, Mr. Obus and Mr. Landes have an indirect beneficial interest in these Shares.

(3) WCM, Mr. Obus and Mr. Landes have an indirect beneficial interest in these Shares.

(4) Consists of Shares that are subject to options exercisable within 60 days of the date hereof.

(5)  Mr. Lichtenstein has an indirect beneficial interest in these Shares.


     WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 14 of 17 Pages
----------------------                                    ----------------------

term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act")) of the Shares owned by Wynnefield Partners and Wynnefield Partners I. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Shares that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 of the Exchange Act) of the Shares that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the Shares that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 of the Exchange Act) of the Shares that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Shares that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 of the Exchange Act) of the Shares that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the Shares that WCI may be deemed to beneficially own.

     Partners LLC is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary and, accordingly, Mr. Lichtenstein has the sole power to direct the voting and disposition of the Shares beneficially owned by Steel Partners II.

     As a result of the joint actions of the Reporting Persons described in Item 4, the Reporting Persons have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. In the aggregate, the Reporting Persons may be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,618,658 Shares, constituting approximately 31.5% of the outstanding Shares.

     The percentage of Shares owned as reported herein is based upon 5,131,131 Shares outstanding on February 28, 2003, as set forth in the Issuer's most recent report on Form 10-K for the period ended December 29, 2002.

     The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, or otherwise, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest.

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 15 of 17 Pages
----------------------                                    ----------------------

     (c) There have been no transactions in the Shares during the past 60 days by any of the Reporting Persons.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of March 31, 2003 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

     The Reporting Persons have agreed in principal to act as a group in connection with the actions described in Item 4 hereof. This arrangement is not the subject of a written or binding agreement among the Reporting Persons.

     Except for the agreement described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1      Joint Filing Agreement, dated as of March 31, 2003

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP NO. 871371100                                         Page 16 of 17 Pages
----------------------                                    ----------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2003.

-------------------------------------------------------  ----------------------------------------------------
Wynnefield Partners Small Cap Value, L.P.                Wynnefield Partners Small Cap Value, L.P. I
By: Wynnefield Capital Management, LLC, its General      By: Wynnefield Capital Management, LLC, its
Partner                                                  General Partner

By: /s/ Nelson Obus                                      By: /s/ Nelson Obus
    ---------------                                          ---------------
Co-Managing Member                                       Co-Managing Member

-------------------------------------------------------  ----------------------------------------------------
Wynnefield Small Cap Value Offshore Fund, Ltd.           Wynnefield Capital Management, LLC
By: Wynnefield Capital, Inc.
                                                         By: /s/ Nelson Obus
                                                         -------------------
By: /s/ Nelson Obus                                      Co-Managing Member
    ---------------
President

-------------------------------------------------------  ----------------------------------------------------
Wynnefield Capital, Inc.

By: /s/ Nelson Obus                                      /s/ Nelson Obus
   ----------------                                      ---------------
President                                                Nelson Obus
-------------------------------------------------------  ----------------------------------------------------
                                                         Steel Partners II, L.P.
                                                         By: Steel Partners, L.L.C., its General Partner

/s/ Joshua Landes                                        By: /s/ Warren G. Lichtenstein
-----------------                                           ---------------------------
Joshua Landes                                            Managing Member
-------------------------------------------------------  ----------------------------------------------------



/s/ Warren G. Lichtenstein
--------------------------
Warren G. Lichtenstein
-------------------------------------------------------  ----------------------------------------------------

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 31, 2003 (including amendments thereto) with respect to the Common Stock of Sylvan Inc. The undersigned agree that each of the undersigned is responsible for the timely filing of this statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein or therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date: March 31, 2003.

---------------------------------------------------------  ---------------------------------------------------------
Wynnefield Partners Small Cap Value, L.P.                  Wynnefield Partners Small Cap Value, L.P. I
By: Wynnefield Capital Management, LLC, its General        By: Wynnefield Capital Management, LLC, its General
Partner                                                    Partner

By: /s/ Nelson Obus                                        By: /s/ Nelson Obus
    ---------------                                            ---------------
Co-Managing Member                                         Co-Managing Member

---------------------------------------------------------  ---------------------------------------------------------
Wynnefield Small Cap Value Offshore Fund, Ltd.             Wynnefield Capital Management, LLC
By: Wynnefield Capital, Inc.
                                                           By: /s/ Nelson Obus
                                                           -------------------
By: /s/ Nelson Obus                                        Co-Managing Member
    ---------------
President

---------------------------------------------------------  ---------------------------------------------------------
Wynnefield Capital, Inc.

By: /s/ Nelson Obus                                        /s/ Nelson Obus
-------------------                                        ---------------
President                                                  Nelson Obus
---------------------------------------------------------  ---------------------------------------------------------
                                                           Steel Partners II,
L.P.
                                                           By: Steel Partners, L.L.C., its General Partner

                                                           By: /s/ Warren G. Lichtenstein
                                                               --------------------------
/s/ Joshua Landes                                          Managing Member
-----------------
Joshua Landes
---------------------------------------------------------  ---------------------------------------------------------

/s/ Warren G. Lichtenstein
--------------------------
Warren G. Lichtenstein
---------------------------------------------------------  ---------------------------------------------------------